
NEW YORK INTL SPIRITS COMPETITION
2025
SILVER WINNER
2025 INTERNATIONAL
Distillers Challenge
GOLD
SPIRITS COMPETITION
RONALD ISLEY
LIQUID GOLD
2023

ronaldisleyliquidgold.com Chesterfield, MO

Alcohol & Vice | B2C | Distillery & Vineyards

RONALD ISLEY LIQUID GOLD

Where Taste Meets Opportunity." Be Part Of The Next Big Move In Premium Spirits

Highlights

1. Founded by the legendary Ronald Isley of the Isley Brothers
2. "Awarded the Gold Medal at the 2025 International Distillers Challenge and Spirits Competition.
3. "In June 2025, Ronald Isley Liquid Gold (RILG) signed a nationwide distribution agreement with A21.

4. U.S. brandy sales totaled $2.5 billion in 2024 and are projected to increase to $4.3 billion by 2033
5. Formed a strategic partnership with Vanessa Braxton, the 1st African American woman master distiller
6. Already featured in several major press outlets (Sherri Shepherd, The Breakfast Club, etc.).
7. Currently approved and shipping to over 27 Total Wine stores nationwide
8. Contagious XO Brandy was awarded a Silver Medal at the 2025 NYC International Spirits Competition.

Team



Ronald Isley Founder & Chairman

Legendary recording artist, entrepreneur, and cultural icon with a career spanning over six decades in music, entertainment, and brand development. Best known as the lead vocalist and co-founder of The Isley Brothers.



Kandy Isley CEO SPV Voting Proxy

Kandy Isley is an accomplished entrepreneur, business leader, and entertainment executive who serves as CEO and President of Ronald Isley Liquid Gold. Working alongside music legend and company founder Ronald Isley, Kandy is helping build Liquid Gold into



Harold Lewis Executive Team Member

Harold Lewis is an accomplished sports agent and entrepreneur based in St. Louis, with a proven track record in athlete representation, brand partnerships, and business ownership.



Dr. Joseph White COO

Known for his results-driven approach, Dr. White combines entrepreneurial vision with hands-on operational knowledge. His guidance spans business development, marketing strategy, investor relations, and executive leadership.



Vanessa Braxton Master Distiller

Vanessa Braxton is a pioneering entrepreneur and the first Black woman distiller in the United States. With a passion for craftsmanship and innovation, she has broken barriers in the spirits industry, creating high-quality, award-winning products.

Invest in Ronald Isley Liquid Gold — A Premium Craft Spirits Brand

Ronald Isley Liquid Gold (RILG) is a **premium craft spirits company** founded and chaired by the legendary **Ronald Isley**, an icon whose name is synonymous with excellence, legacy, and timeless luxury. Our mission is simple: **to create the smoothest, most luxurious spirits in the world, crafted for discerning palates and memorable experiences.**

We are more than just a spirits brand — we are a lifestyle. With celebrity-backed credibility, a **highly experienced team**, and strategic partnerships in place, RILG is positioned to **capture the growing premium spirits market**. Our brand is already gaining traction in top-tier retail and hospitality locations, with an enthusiastic consumer response.

By investing in RILG, you are joining a venture that blends **heritage, craftsmanship, and innovation**. Your investment will help us expand distribution, scale production, amplify

marketing, and execute strategic brand activations that connect with consumers nationwide.


RONALD ISLEY
LIQUID GOLD
EST.
2023
WWW.RONALDISLEYLIQUIDGOLD.COM

Contagious XO Brandy is our flagship craft spirit — the smoothest, most luxurious brandy designed for true connoisseurs. Loved by both men and women, it delivers a rich, velvety taste with every sip. The demand for Brandy has witnessed a remarkable surge within the ever-evolving landscape of the spirits industry. In a triumphant resurgence, Brandy's revenue in 2023 surpassed pre-pandemic figures for the first time, signaling a robust and promising trajectory. Projections indicate an anticipated 30% growth by 2027, solidifying Brandy's position among the top 5 fastest-growing spirits. This surge not only underscores the market's resilience but also positions Brandy as a key player in consumers' evolving preferences. As we delve into this dynamic landscape, the potential for capitalizing on this upward trend becomes

increasingly evident, presenting a prime opportunity for us to position our premium brand, Contagious XO, as a frontrunner in this flourishing market.


Consumer Goods & FMCG › Alcoholic Beverages
Revenue of the brandy industry in the U.S. 2014-2027
(in billion U.S. dollars)
Revenue in billion U.S. dollars
25
20
15
10
5
0
10.29
11.07
12.04
13.05
13.94
14.98
12.57
13.62
14.28
15.65
16.78
17.94
19.13
20.36
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
© Statista 2024
Additional Information
Show source

In a groundbreaking collaboration, the legendary musical artist Ronald Isley and trailblazing figure Vanessa Braxton, the first African American female master distiller, joined forces to create an unparalleled masterpiece. This dynamic partnership seamlessly blended Ronald's discerning palate with Vanessa's unmatched expertise, culminating in creating the extraordinary Brandy we now celebrate as Contagious XO.

Renowned for his disruptive influence in the music industry, Ronald Isley has left an indelible mark as one of the few artists to achieve hits in every decade for seven consecutive decades. Bringing that same energy and skill to the realm of spirits, Ronald has elevated Contagious XO to embody the essence of his musical legacy.


RILG Taste of Brooklyn IMG 0 3
Dr. Joe White


Watch on YouTube


When LEGENDS COME TOGETHER
DISTILLER
THE VOICE OF CRAFT DISTILLING
RONALD ISLEY
CONTAGIOUS

When even the great **Usher Raymond** pauses mid-performance to salute the brand and take a smooth sip of **Contagious XO**, you know something special is happening. In front of thousands of fans, one of the most iconic entertainers of our time publicly embraced what so many are beginning to recognize — that *Contagious* isn't just another premium spirit; it's a cultural movement in a bottle.


RILG News Clip
Dr. Joe White


you know I wanted to be like
Hennessy
Watch on YouTube

STRATEGIC ACQUISITION

The most likely exit for **Ronald Isley Liquid Gold (RILG)** is a strategic acquisition by a major global beverage company seeking to strengthen its portfolio in the premium and celebrity-backed spirits category. Industry leaders such as **Diageo, Constellation Brands, Pernod Ricard,** and **Bacardi** have a proven track record of acquiring culturally resonant, high-growth alcohol brands that combine quality with star power and lifestyle appeal.

Examples abound: **Casamigos** (co-founded by George Clooney) was acquired by Diageo for up to $1 billion, while **CÎROC**, powered by its alignment with Sean “Diddy” Combs, became one of Diageo’s most successful premium vodka lines through a similar entertainment-driven strategy. RILG, backed by the legendary **Ronald Isley** and rooted in music, heritage, and luxury, holds comparable potential for a future acquisition once it secures national distribution and sustained sales growth in core markets.

With its celebrity association, cross-generational appeal, and premium craftsmanship, RILG is uniquely positioned to attract acquisition interest from conglomerates seeking to bridge the gap between entertainment, culture, and fine spirits.

Future projections are not guaranteed. There is no guarantee of an acquisition or exit opportunity of any kind.

PRIVATE EQUITY BUYOUT OR GROWTH CAPITAL INFUSION

Another realistic exit strategy for **RILG** is a private equity buyout or structured growth capital infusion. Consumer-focused PE firms and family offices actively seek scalable, brand-driven beverage companies with proven market traction and cultural relevance.

A prime example is **BeatBox Beverages**, which secured investment from the **Next Gen Consumer Fund** and **Mark Cuban** following its rapid expansion and strong millennial following. Similarly, **L Catterton** has invested in premium lifestyle brands like **The Honest Company** and **Zola**, providing the operational expertise and capital needed to scale globally.

For RILG, a private equity partnership could offer liquidity for early investors while fueling nationwide retail expansion, marketing amplification, and international distribution. This path allows RILG to maintain its brand authenticity and creative control while accelerating growth toward a high-value strategic exit in the next 3–5 years.


Experience the Hype: Ronald Isley's XO Contagious Brandy
Ronald Isley Liquid Gold
Watch on YouTube

Aligned with our strategic marketing approach, Ronald Isley Liquid Gold meticulously identifies and caters to three distinct target customer groups: the distributor, the retailer, and the

consumer. Acknowledging the unique needs of each group is foundational to our success.

Future projections are not guaranteed. There is no guarantee of an acquisition or exit opportunity of any kind.

Distributor:

Our key distributors in the United States are integral to every phase of our product line's life cycle – encompassing sales, distribution, and post-sales support. To maximize their success, our dedicated sales personnel, under expert management, will undergo comprehensive training to immerse themselves in the unique and exceptional qualities of our offerings. Leveraging the celebrity influence of Ronald Isley, we strategically plan appearances at both local and national distributor events aimed at motivating and rewarding exemplary sales performance.

Retailer:

Our retail partners, spanning chain stores, bars, hotels, and restaurants, like Total Wines, are critical in reaching a diverse customer base and disseminating our products across the marketplace. In-store appearances featuring Ronald will establish a direct connection with fans, fostering enthusiasm for our brand. Understanding market dynamics, we aim to create a buzz for this new brand by providing support to stores and local markets through marketing placements, tastings, contests, and merchandise giveaways as needed.

Consumer:

Our target consumers extend beyond Ronald's fan base alone because of the amazing taste of our Brandy; we will reach clients representing an educated demographic with a refined palate for quality and taste. Crafted to appeal to both men and women, including those not typically inclined towards Brandy, our product aims to expand market share and elevate sales. Ronald's unique influence on tastemakers and fellow celebrities will be

strategically leveraged for endorsements, playing a pivotal role in directly engaging and resonating with our consumer base. This approach creates a compelling narrative around the Ronald Isley Liquid Gold experience, ensuring a lasting impact on our discerning audience.

While Ronald Isley Liquid Gold currently holds a focused presence in the primary markets of Michigan, Georgia, California, and New York City, our strategic vision extends beyond these initial locations. Our forthcoming marketing rollouts are strategically aligned with the popularity of the Isley Brothers as a musical group. Leveraging Ronald Isley's celebrity status, we aim to amplify brand awareness by strategically tapping into local markets where the Isley Brothers hold significant influence.

STRONG CONCENTRATION OF FANS IN MAJOR MARKETS LIKE NEW YORK, ATLANTA, AND LOS ANGELES



89.8%
U.S. REACH
(52.4% BENCHMARK AVERAGE)

10.2%
INTERNATIONAL REACH
(47.6% BENCHMARK AVERAGE)

CAAdata

Cities in **BOLD** represent markets where The Isley Brothers have an above average concentration of fans compared to their peer average.

TOP 20 GLOBAL INSTAGRAM MARKETS
Ranked by % Followers

RANK	MARKET	% FOLLOWERS	INDEX
1	**New York, NY**	7.6%	1.6x
2	**Atlanta, GA**	5.6%	3.8x
3	**Chicago, IL**	4.8%	2.6x
4	**Los Angeles, CA**	4.5%	1.4x
5	**Houston, TX**	4.1%	3.8x
6	**Detroit, MI**	3.2%	5.7x
7	**Dallas, TX**	2.7%	3.5x
8	**Philadelphia, PA**	2.6%	2.0x
9	**Memphis, TN**	1.9%	4.7x
10	**Baltimore, MD**	1.6%	3.6x
11	**Miami, FL**	1.5%	2.5x
12	**New Orleans, LA**	1.5%	4.3x
13	**Saint Louis, MO**	1.4%	2.4x
14	**Washington, DC**	1.4%	3.7x
15	**Cleveland, OH**	1.1%	2.7x
16	**Richmond, VA**	1.0%	2.6x
17	**Cincinnati, OH**	0.9%	2.1x
18	**Charlotte, NC**	0.9%	2.3x
19	Nashville, TN	0.9%	0.5x
20	**Indianapolis, IN**	0.8%	2.0x

Source(s): Demographics Pro | Estimates/infers likely audience demographic characteristics based on social media usage (Instagram – Global Audience, as of Q3 2023). Index compared to 3.5K other music performers within CAAintell. As of 8/2/2023.

11

Marketing & Promotion:

Ronald Isley Liquid Gold is proud to have cultivated strong partnerships within the entertainment, music, and sports industries. Leveraging these valuable alliances, we aim to maintain maximum visibility in the realms of art, music, sports, and entertainment, ensuring a consistently high level of enthusiasm surrounding our brand. With a diverse roster of models, artists, and entertainers, we guarantee prime placement and competitive advantage positioning for our brand.

and competitive advantage positioning for our brand, transcending traditional boundaries and creating vast opportunities to capture a larger market share.


yoco
RONALD ISLEY
CONTAGIOUS
RONALD ISLEY

Brand Awareness and Visibility

Understanding the importance of a memorable introduction, Ronald Isley Liquid Gold guarantees competitive positioning among alcohol consumers by:

- Attending national wine and spirits trade shows to showcase our offerings.
- Maintaining high visibility at selected special events through luxury onsite activations, including unique tastings, premium signage, and engaging promotional models.
- Sustaining grassroots buzz through exclusive contests, giveaways, VIP clubs, surveys, and more.
- Sending high-production value press kits to major liquor and beverage publications to garner reviews and publicity.

- Catering to our target customers' specific needs and preferences.
- Creating events that evoke specific emotions, sensations, and memories, providing unique experiences that consumers crave.
- Meeting the increased demand for ultra-premium products among savvy consumers.



Approach and Presence:

Our strategy positions us strategically in various community organizations and events, such as the Las Vegas Liquor Convention, the Kentucky Derby, and more. Leveraging Ronald Isley's celebrity, we enhance our visibility in markets where the Isley Brothers are most popular, ensuring broad market reach and penetration into specific demographics.


February 19, 2024
Dr. Joe White


Watch on YouTube

Magazine Ads:

Despite the growth of the internet, print media advertising remains a competitive advantage. Print media allows us to cater to specific target audiences, delivering well-crafted impressions and pass-along opportunities. This targeted approach enhances sales growth while optimizing resources.


RONALD ISLEY
LIQUID GOLD
EST. 2023
CONTAGIOUS, AN XO BRANDY
SMOOTHER THAN A SUMMER BREEZE.
A VELVETY SMOOTH BRANDY FINISHED IN FRENCH OAK
WWW.RONALDISLEYLIQUIDGOLD.COM

Email Campaigns:

Email campaigns prove to be a cost-efficient form of advertising. With minimal expenses compared to mass media, we leverage direct emailing to reach a global audience with internet access

direct emailing to reach a global audience with internet access. Periodic emails about new products, brand updates, contests, and our VIP program ensure continuous engagement and top-of-mind recall when consumers are ready to make a purchase.

Broadcast and Celebrity Endorsements:

Utilizing testimonials and celebrity endorsements, we create relatable connections between Ronald Isley Liquid Gold and the personalities featured in our advertisements. This approach builds mass appeal, fostering a loyal customer base and leveraging the influence of well-known figures to draw in audiences.

Social Networking:

Our active presence on social networking sites like Facebook, Instagram, and Twitter ensures continual consumer interaction. Beyond the online realm, we extend our social networking strategy to workplaces, universities, and high schools, tapping into various arenas where our target audience engages.


THE ISLEY BROTHERS REACH
4.8 MILLION+
FANS ON SOCIAL MEDIA GLOBALLY
+455 THOUSAND
NEW FANS GAINED LAST 12 MONTHS
+10% GROWTH
ACROSS PLATFORMS LAST 12 MONTHS
CAAdata
Source(s): CrowdTangle (Instagram, Facebook), Tubular (TikTok, YouTube), Chartmetric (Spotify) | Data as of 8/2/2023.
YouTube data includes official channel and Vevo account.
3

Strategic Alliances:

Ronald Isley Liquid Gold has forged partnerships with strategic allies in a proactive move to broaden our influence and strengthen brand support. While some alliances remain

strengthen brand support. While some alliances remain confidential, collaborating with these partners presents various potential benefits for Ronald Isley Liquid Gold. These advantages include streamlined access to target markets, shared financial risk, the attainment of synergy, and the acquisition of a competitive edge. These strategic partnerships strategically position Ronald Isley Liquid Gold for sustainable growth and heightened market presence.


RONALD ISLEY

Just in case you didn't know who Ronald Isley is:

Ronald Isley, born on May 21, 1941, in Cincinnati, Ohio, is an iconic American singer, songwriter, and music legend known for his soulful and enduring contributions to the world of R&B and soul. With a career spanning several decades, Ronald has left an indelible mark on the music industry, earning acclaim for his smooth tenor voice, impeccable vocal range, and charismatic stage presence.





In the early 1950s, Ronald Isley, alongside his siblings, formed the vocal group The Isley Brothers. The group gained prominence with hits like "Shout" and "Twist and Shout," showcasing Ronald's versatile vocal abilities and setting the stage for their enduring success. Over the years, The Isley Brothers evolved their sound, seamlessly adapting to changing musical landscapes while maintaining their distinct style.

Ronald Isley's velvety vocals became synonymous with timeless classics such as "Between the Sheets," "For the Love of You," and "Footsteps in the Dark." His ability to convey emotion through his singing has resonated with generations of music enthusiasts, earning him a reputation as one of the most influential voices in R&B.

Beyond his work with The Isley Brothers, Ronald Isley pursued a solo career, further demonstrating his musical prowess. His solo endeavors produced hits like "Just Came Here to Chill" and "Contagious," showcasing his enduring relevance in contemporary R&B.

Ronald Isley's contributions to the music industry have garnered numerous accolades, including inductions into the Rock and Roll Hall of Fame and the Grammy Lifetime Achievement Award, recognizing his enduring impact and influence on the landscape of soul and R&B music.




HALL

With a career that spans over seven decades, Ronald Isley continues to captivate audiences with his soul-stirring performances, solidifying his status as a living legend in the realm of American music. His timeless voice and musical legacy serve as an inspiration for aspiring artists and a testament to the enduring power of soulful expression.



Picture this: the rich notes of Contagious XO Brandy resonating globally, and you can say, "I helped make that happen." Your investment fuels the dream of creating a legacy in the spirits industry, bringing Ronald Isley Liquid Gold to the forefront.





🌐 Go Beyond the Bottle: Support the Story 🌐

This isn't just about spirits; it's about creating an enduring narrative. By contributing to our campaign, you're not just endorsing a brand – you're becoming a part of the Liquid Gold story, etched in the history of premium spirits.

💎 Exclusive Perks Await 💎

As a valued supporter, you'll unlock exclusive perks and rewards – from limited edition bottles to VIP access at Ronald Isley Liquid Gold events. Your contribution isn't just an investment; it's an entry into an exclusive world of appreciation.



February 20, 2024
Dr. Joe White
TikTok
Watch on YouTube

Financial Year	2026	2027	2028	2029	2030
Cases Sold Brandy	6,000	9,000	20,000	25,000	30,000
Cases Sold Vodka	7,000	14,000	24,000	30,000	40,000
Cases Sold Apple Brandy	1,000	3,500	5,000	7,500	10,000
Cases Sold Peach Brandy	0	2,000	8,000	10,000	14,000
Cases Sold Cognac			1,500	3,500	5,000
Cases Sold Rum				2,000	5,000
Cases Sold Whiskey				0	2,500
Total Cases	14,000	28,500	58,500	78,000	106,500
Revenue	$ 2,677,200.00	$ 5,972,640.00	$ 13,722,720.00	$ 23,460,130.00	$ 32,466,695.00
Production Cost	$ 889,920.00	$ 2,026,980.00	$ 4,462,920.00	$ 10,898,985.00	$ 16,189,750.00
HR Costs	$ 828,000.00	$ 1,179,000.00	$ 1,380,000.00	$ 2,028,000.00	$ 2,758,500.00
Marketing	$ 790,000.00	$ 1,295,000.00	$ 2,070,000.00	$ 3,145,000.00	$ 4,625,000.00
Other	$ 419,396.00	$ 487,300.00	$ 483,300.00	$ 641,367.56	$ 715,777.17
Total Costs	$ 2,927,316.00	$ 4,988,280.00	$ 5,673,300.00	$ 16,071,985.00	$ 17,016,777.17
Profit / Loss	$ (250,116.00)	$ 984,360.00	$ 8,049,420.00	$ 7,388,145.00	$ 15,449,917.83
Cashflow	$ 2,749,884.00	$ 3,734,244.00	$ 11,783,664.00	$ 19,171,809.00	$ 34,621,726.83

91%

Product Bottle Sales	Bottles 2026	Bottles 2027	Bottles 2028	Bottles 2029	Bottles 2030
Brandy	3000	4500	10000	12500	15000
Vodka	3500	7000	12000	15000	20000
Apple Brandy	1000	1750	2500	3750	5000
Cognac	0	2000	4000	5000	7000
Ultra Premium Cognac	0	0	1500	1750	2500
Plum Brandy	0	0	0	2000	2500
Peach Vodka	0	0	0	0	2500

Future projections are not guaranteed.